Exhibit 10.15

October 3, 2018

CONFIDENTIAL

Adam White

via email to: adamlwhite@gmail.com

Re:	Employment Proposal

Dear Adam:

It is with great pleasure that I present you with the following proposed terms for your employment at Bakkt, LLC (the “Company”), a subsidiary of Intercontinental Exchange, Inc. (“ICE”).

Position:	Chief Operating Officer & Founding Executive, Bakkt (please refer to Appendix A)

Position Status/Type:	Exempt full-time employee reporting to Kelly Loeffler, Chief Executive Officer, Bakkt, or such other person as the Company may designate from time to time.

Position Location:	The Company’s office located at 55 East 52nd Street, New York, NY 10055

Commencement Date:	November 12, 2018, or such other date that may be mutually agreed.

Initial Annual Base Salary:	$500,000, payable in equal semi-monthly installments, less applicable withholdings and authorized deductions, on the 15th and last day of each month. In the event a pay date falls on a weekend or holiday, you will be paid on the preceding business day. You are an exempt employee under the Fair Labor Standards Act (FLSA) which means that you are ineligible for overtime compensation, regardless of the number of hours you work in a given week.

Long-Term Incentives:	As soon as administratively feasible following your Commencement Date, we intend to award you “Preferred Incentive Units” for approximately 2.5% of the outstanding equity at the Company. As will be described in more detail in the documents accompanying the award, we anticipate these profits interests will have forfeiture and vesting schedules that will include requirements regarding your continued employment and certain financial performance thresholds. Please refer to Appendix B for an overview of the intended long-term incentive award structure.

Relocation Bonus:	A $100,000 relocation bonus will be paid as soon as practical following your Commencement Date. You will receive this amount less appropriate withholding taxes and authorized deductions.

Severance Protection:	In recognition of the risk associate with this new venture, we are providing this layer of severance protection in lieu of the Company’s standard severance policy.

If you are terminated by the Company for any reason other than for Cause (as defined below) with a termination date effective on or before November 1, 2020, you will be eligible for a lump sum severance payment in the amount of $500,000 upon your termination.

In all instances, the severance payment illustrated above is a gross amount, is subject to applicable withholdings, and is subject to the execution by you of a release of claims and confirmation of post-employment restrictions in a form provided by the Company.

For purposes of the foregoing, “Cause” means (i) you are convicted of, plead guilty to, or confess or otherwise admit to any felony or any act of fraud, misappropriation or embezzlement; (ii) you engage in any act or omission involving willful misconduct; or (iii) you violate any provision of any code of conduct adopted by ICE which applies to you and other employees if the consequence to such violation for any employee subject to such code of conduct ordinarily would be a termination of his or her employment.

Benefits:	You shall be eligible to participate in the employee benefits generally applicable to Bakkt employees, in accordance with the terms and conditions of each such employee benefit plan. The Company reserves the right to modify, add or eliminate benefits in accordance with the relevant plan and applicable law.

You will receive paid vacation in accordance with Company policies, as they may be modified from time to time. You will initially be eligible for twenty (20) days per year of paid vacation time, which is subject to accrual over each calendar year of employment. Should you leave the company for any reason, you must repay any vacation benefits taken but not yet accrued. For the year you are hired, your vacation will be prorated based on your Commencement Date.

Miscellaneous:	This offer of employment is contingent upon:

1.  successful completion of a background check, which may include, among other checks, verification of your education and employment history, criminal background checks, and verification of your identity;

2. sufficient proof of eligibility to work in the United States as required by law, including completion of any required visa documentation;

3. your agreement, manifested by your signature below, to comply with any and all post-employment obligations you owe to any current or prior employer; and
4. your agreement to comply with the Company’s non-negotiable Terms of Employment, which is provided hereto as Appendix C. 5. approval of your candidacy by the Board of Bakkt, LLC

This proposal shall remain in effect through October 5, 2018, after which time it shall be considered withdrawn if not accepted by signing and returning it to the Company’s Human Resources department.

* * * * *

In closing, I am very excited about you joining and look forward to working with you. If you should have any questions regarding this proposal or any other aspects of the position, the Company, or ICE, please do not hesitate to contact me at doug.foley@theice.com or 770.916.7865.

Sincerely,

Intercontinental Exchange, Inc.

/s/ Douglas A. Foley
Douglas A. Foley
SVP, HR & Administration

I accept this offer of employment.

Signature:	/s/ Adam White

Date:	10/3/18

cc:	Kelly Loeffler
Jeff	Sprecher

Appendix A: Position Description: Chief Operating Officer & Founding Executive, Bakkt

COMPANY

Bakkt is designed to enable consumers and institutions to seamlessly buy, sell, store and spend digital assets. Formed with the purpose of bringing trust, efficiency and commerce to digital assets, Bakkt seeks to develop open technology to connect existing market and merchant infrastructure to the blockchain.

CULTURE

As a new company, ensuring a common understanding of company culture is critically important. Key success factors within the Bakkt culture include:

•	Collaboration: We work as one team focused on a common set of objectives and committed to each other’s and our customers’ success.

•	Problem Solving: We focus on identifying and solving our customers’ needs and make well-informed, quick decisions.

•	Communication: We communicate clearly, constructively and frequently.

•	Integrity & Professionalism: We hold ourselves and each other to the highest standards.

•	Leadership: We lead by example.

DESCRIPTION

The Chief Operating Officer will contribute to Bakkt’s strategic direction while leading key operational areas of the business. These operations include the development and growth of institutional markets, custody, and crypto related products and services, which in turn serve to rapidly scale adoption and uses cases for digital assets across intuitions and merchants. Key components of the digital asset ecosystem include traded markets, data and intelligence, internal markets, custody and related solutions, payments architecture, and blockchain and token innovations.

In addition to building out a team at Bakkt, the COO will leverage the resources of Intercontinental Exchange to efficiently fulfill technology, customer and regulatory requirements to benefit from existing infrastructure. The executive will lead institutional requirements for new product development, regulatory-compliant frameworks, business development and marketing, and collaboration / thought leadership in crypto. In addition to strategy development, the COO will also work closely with the board and leadership team to establish and report on performance, strategy, operations and milestones.

DUTIES & RESPONSIBILITIES

•

Serve as part of the executive leadership team in developing and implementing strategy, creating a positive growth culture, and executing on multiple initiatives to quickly scale within the institutional crypto asset class

•	Drive global institutional market development from trading and data products to clients, partners and vendors

•	Lead custody solution and the development of related services

•	Lead product development of within the crypto ecosystem across blockchains, tokens and tokenization

•	Build, manage and retain a world-class team in a collaborative, results-driven, customer-focused culture

•	Accountable for financial and operational targets consistent with the growth and development of the business

•	Advance corporate development including strategic partnerships, alliances, future rounds and M&A

•	Represent the company across customers, regulators, industry events and potential partners

COMPETENCIES

•	Experience in a COO or similar role in financial markets; proven leadership within a strong culture

•	Operational role in crypto markets and/or blockchain and related technology

•	Domain knowledge of financial services and financial markets ecosystem; payments sector a plus

•	Proven strategic planning and business development, preferably within technology or financial services

•	Strong data analysis and use of operational metrics to drive the business and support strategic investment

Appendix B: Overview of Intended Long-Term Incentive Award Structure

The following is intended to provide a detailed description of the intended long-term incentive award structure. Long-term incentive award documents are currently in draft stage and will be provided for review upon approval by the Board of Directors of Bakkt, LLC.

Award Type

•	Award will consist of LLC interests (“Preferred Incentive Units”)

•

The Preferred Incentive Units are intended to be structured to qualify as “profits interests” for U.S. federal tax purposes, with the intended result that they will not be taxed as compensation income either at grant or upon vesting. In addition, all gains realized on the disposition of the Preferred Incentive Units or liquidating distribution are intended to be taxed as capital gains.

•

In certain circumstances, these Preferred Incentive Units may receive a preferential “catch-up” share of profits (after return of the initial investors’ contributed capital, whether in-kind or cash) and appreciation until such time as their economic rights correspond to a capital interest in Bakkt.

Forfeitability

•	Termination for Cause (“Bad Leaver”): Forfeiture of unvested Preferred Investment Units.

•	Termination without Cause or for Death/Disability (“Good Leaver”):

•	Prior to one year anniversary of grant: Forfeiture of unvested Preferred Incentive Units.

•	Between one and four year anniversary of grant: Forfeiture of X% of unvested Preferred Incentive Units where X = 1 - (months of service following grant date / 48).

•	On or after four year anniversary of grant: No forfeiture

Vesting

•	Once granted, depending on the event, awards will generally be subject to performance-based vesting:

•	100% sale of Bakkt: Awards vest.

•	IPO: One-third of awards vest upon IPO. Remaining two-thirds vest in equal installments on the first and second anniversary of the IPO.

•

Company valuation event (e.g., Bakkt members put shares to ICE, ICE calls shares from Bakkt members, capital raise, Bakkt initiated valuation at year eight): Shares vest according to the following value creation schedule…

Company Value	% of units vested
Less than $1.2 billion	0%
$1.2 billion	33%
Between $1.2b - $2.4b	Straight-line interpolation
between 33% - 100%
$2.4 billion or more	100%

Funding of Catch-Up Contribution

•

In addition to the above noted vesting requirements, the below performance criteria will apply to the catch-up payment portion of the award. This funding criteria is meant to ensure an appropriate return of capital and profits to ICE and the Bakkt members before incentive holders fully participate in the catch-up payment feature:

Company Value	% of Catch-Up Payment Funded
$0 - $600 million	0%
$600 million - $750 million	25%
$750 million - $1 billion	50%
$1 billion - $1.5 billion	75%
Greater than $1.5 billion	100%

Put / Call Rights

•

Upon the four year anniversary of a vesting event (assuming that no Exit Event has previously occurred), participants are intended to be entitled to exercise put rights with respect to their Preferred Incentive Units for the four year period following the four year anniversary of a vesting event.

•	There are no Call Rights applicable to the Preferred Incentive Units.

Appendix C - Terms of Employment

SIGN, DATE AND RETURN ENTIRE DOCUMENT

As consideration for Adam White’s (“You” or “Your”) employment with Bakkt, LLC, a subsidiary of Intercontinental Exchange, Inc. (collectively, “ICE” or the “Company”), any compensation that will be provided to you in connection with your employment (including without limitation the profits interest and cash compensation components described in your accompanying offer letter), and your exposure and access to the confidential information of the Company, the receipt and sufficiency of all of which are hereby acknowledged, You hereby agree to the following Terms of Employment (referred to herein as the “Agreement”).

1. Professional Conduct and Business Ethics

At all times while employed by ICE, You must observe the policies and procedures that ICE publishes from time to time for employees. The provisions of these policies, which include without limitation the ICE Global Code of Business Conduct, as amended from time to time, are specifically incorporated by reference into this document and are among the terms and conditions of Your employment. You must always act in compliance with applicable law, ICE’s standards of conduct and in a sound ethical manner. You must not do anything which may be a conflict of interest with Your responsibilities as an employee, which publicly places ICE in a negative light, or which reflects negatively on ICE as a premier financial institution and employer.

2. Confidentiality

As an employee, You may have access to various types of proprietary, confidential or private information, including but not limited to any knowledge or data relating to know-how, designs, drawings, plans, reports, specifications, contracts, documents, blueprints, computer software, computer tapes, computer disks, computer printouts, inventions, methods, processes, products, operations, policies, business development, costs, markets, sales, financial information, customer lists, or other data or trade secrets of ICE, a subsidiary or affiliate of ICE, any of their respective clients, or any other third party (hereafter collectively referred to as “Information”). You agree that at all times during and after your employment with ICE you will not disclose or use, directly or indirectly, any Information, unless such disclosure or use is part of Your duties at ICE or has been expressly authorized in writing by ICE. You shall not remove or transmit any documents or data files containing Information from the premises or possession of ICE, any subsidiary or affiliate of ICE, any of their respective customers, or any other third party, unless You have obtained express authorization in writing by ICE or as required by law. Notwithstanding anything in this Agreement, you may not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made: (a) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law; or (b) in a complaint or other document that is filed under seal in a lawsuit or other proceeding and does not disclose the trade secret, except pursuant to court order.

You also must not disclose to ICE or use for ICE purposes any idea, invention, discovery, improvement, trade secret or the like which is the property of Your previous employer(s) or of any third party who has not authorized such use.

3. Employee Inventions

You hereby agree that all Intellectual Property (defined below) conceived, invented, developed and/or reduced to practice by You, alone or jointly with others, during Your employment is the exclusive property of ICE, regardless of whether such Intellectual Property falls within the scope of Your employment with ICE. You hereby agree that all Intellectual Property shall be considered a Work Made For Hire pursuant to 17 U.S.C. § 101 and all rights, titles and interests therein shall vest exclusively with ICE, and to the extent that any Intellectual Property shall not qualify as a Work Made For Hire, You hereby assign to ICE all of Your right, title and interest in such Intellectual Property and agree to assist ICE, at ICE’s expense, to obtain patents, copyright and trademark registrations for Intellectual Property, to execute and deliver all documents and do any and all things necessary and proper on Your part to obtain such patents and copyright and trademark registrations and to execute specific assignments and other documents for such Intellectual Property as may be considered necessary or appropriate by ICE at any time during or after Your employment. This paragraph does not apply to any invention that You develop entirely on Your own time without using ICE’s equipment, supplies, facilities, confidential or trade secret information, know-how or proprietary information, unless the invention either (a) relates at the time of conception or reduction to practice of the invention to ICE’s business, or actual or demonstrably anticipated research or development of ICE, or (b) results from any work performed by You for ICE. You will not place Intellectual Property in the public domain or disclose any inventions to third parties without the prior written consent of ICE. “Intellectual Property” shall include all inventions, ideas, discoveries, patents, patent applications, registered and unregistered trademarks and service marks and all goodwill associated therewith and symbolized thereby, domain names, trademark applications and service mark applications, registered and unregistered copyrights (including without limitation databases and other compilations of information), confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, and computer software programs, and all other intellectual property, property and proprietary rights that, in ICE’s sole discretion, could be used within the scope of ICE’s business.

4. Non-Solicitation of Customers

During Your employment with ICE, You shall not solicit, contact or call upon any customers of ICE for any purpose other than carrying out the business of ICE, except with express written permission from the Chief Executive Officer or General Counsel of ICE. For a period of nine (9) months following the end of Your employment with ICE (whether your employment ended voluntarily or involuntarily), You shall not, either directly or indirectly, on Your own behalf or on behalf of others, (i) solicit, contact or call upon any Restricted Customer for the purpose of offering or providing Competitive Services or (ii) in any manner interfere with, disrupt or damage, or attempt to interfere with, disrupt or damage, the relationship between the Company and any customer of the Company. For purposes of this paragraph, “Restricted Customer” means customers or actively sought prospective customers of ICE with which You had Material Contact on behalf of ICE during the period of twelve (12) months immediately preceding the end of Your employment with ICE or about which you learned confidential information during your employment with ICE. For purposes of this paragraph, “Competitive Services” means selling or providing any product, equipment, deliverable or service competitive or potentially competitive with any product, equipment, deliverable or service sold or provided or under active development by ICE during the period of twelve (12) months immediately preceding the end of Your employment with ICE, and “Material Contact” means contact with each customer or potential customer: (a) with whom or which You dealt on behalf of the Company; (b) whose dealings with the Company You coordinated or supervised; (c) about whom You obtained Confidential Information in the ordinary course of business as a result of Your association with the Company; or (d) who receives products or services authorized by the Company, the sale or provision of which results or resulted in compensation of any kind to You.

5. Non-Competition Period

During Your employment with ICE and for a period of nine (9) month(s) after the termination of Your employment for any reason, You shall not directly or indirectly, anywhere in the United States, Canada or the United Kingdom, own, control, manage, loan money to, or act as an officer, director, become employed by, or provide consulting or advisory service to, any person or entity that competes with the line(s) of business with which You had substantial involvement during the last three years of Your employment with the Company.

If your employment with ICE is based in the state of California, then Paragraphs 4 and 5 above do not apply to You. If You are an attorney licensed by a state bar to practice law, nothing in this Agreement shall be construed as a restriction on Your ability to practice law in violation of the applicable rules of professional conduct of any jurisdiction in which You are so licensed (any resulting limitation on the scope of the restrictive covenants set forth above shall be limited exclusively to You engaging in the practice of law).

6. Nonrecruitment of Employees

During Your employment with ICE, and for a period of twelve (12) months following the end of Your employment with ICE, You shall not, either directly or indirectly, on Your own behalf or on behalf of others, solicit, encourage or induce, or attempt to solicit, encourage or induce, any person employed or retained by ICE to become employed elsewhere, or otherwise solicit, encourage or induce or attempt to solicit, encourage or induce any person employed or retained by ICE to terminate his or her employment or contractual relationship with ICE.

Upon your written request at the time of the termination of your employment for any reason, the Company in its sole and absolute discretion may elect to waive some or all of the obligations described in Sections 4, 5 and 6 above, taking into consideration, among other things, the protection of the Company’s competitive interests, its customer relationships, and the protection of its Information.

7. Return of Property

At any time upon the request of ICE, and in any event upon the termination of Your employment, You will deliver to ICE all property belonging to ICE, including but not limited to computer equipment, communication devices (such as cellular telephones or tablets), credit cards, keys, electronic files, memoranda, notes, records, drawings, manuals, files or other documents, and all copies of each, whether made or compiled by You or furnished to or acquired by You from ICE.

8. No Conflicting Obligations

You represent and warrant to ICE that You are not now under any obligation of a contractual or other nature to any person or entity which would prevent, limit or impair You in any way from being employed by ICE and performing Your employment duties and obligations on behalf of ICE. You represent that you are in compliance with all agreements pertaining to the protection of confidential and proprietary information and trade secrets of any prior employer and that you shall not use or disclose or induce ICE to use any protectable trade secret or proprietary information or material of any type belonging to any prior employer or other third party. You agree to provide, upon ICE’s request, copies of any of the foregoing agreements.

9. Dispute Resolution

Any controversy between You, Your heirs or estate and the Company or any officer, director, or employee of the Company arising from, related to, or having any connection with Your employment by, or other association with, the Company, whether based on tort, contract, statutory, equitable, or other theories (including, without limitation, all claims of harassment, discrimination, wrongful termination, or breach of contract of any kind), shall be resolved by binding arbitration at a facility specified by the Company which (if feasible) shall be proximate to the Company office at which You primarily work. Such arbitration shall be conducted in accordance with the rules of the American Arbitration Association (AAA) then applicable to employment-related disputes, and judgment on the award rendered by the arbitrator may be entered by any court having jurisdiction thereof.

You hereby waive any right to bring any claim that You have with the Company on a class-wide basis so long as such claim is subject to this arbitration provision. Therefore, You agree that all claims brought in arbitration shall be brought in Your individual capacity, and not as a plaintiff or class member in any purported class or representative proceeding. Furthermore, both You and the Company each agree to waive their respective rights to a jury trial for any claim or dispute subject to this arbitration provision.

You also agree that the arbitrator shall have the power to award any remedies, including attorneys’ fees and costs, available under applicable law. Unless otherwise allocated by the arbitrator, the Company will pay for any administrative or hearing fees charged by the arbitrator or AAA except that You will pay the first $125.00 of any filing fees associated with any arbitration initiated by You. The arbitrator shall not have the authority to disregard or refuse to enforce any lawful Company policy, and the arbitrator shall not order or require the Company to adopt a policy not otherwise required by law which the Company has not adopted. You agree that the decision of the arbitrator shall be in writing. The arbitrator shall have exclusive authority to resolve any challenges to the scope or enforceability of this arbitration provision.

Except as provided herein, arbitration shall be the sole, exclusive, and final remedy for any dispute between You and the Company, and neither You nor the Company will be permitted to pursue court action regarding claims that are subject to arbitration. This arbitration provision does not prohibit You from pursuing an administrative claim with a federal, state, or local administrative agency such as the U.S. Equal Employment Opportunity Commission, similar state agency, or workers compensation board. This Agreement does, however, preclude You from pursuing court action concerning any such claim.

Notwithstanding the foregoing, ICE may elect to seek interim injunctive relief in a court of competent jurisdiction in order to restrain an actual or threatened violation of Sections 2, 3, 4, 5 or 6 of this Agreement. In the event ICE brings a legal proceeding (whether in court or arbitration) to enforce Sections 2, 3, 4, 5 or 6 of this Agreement, and ICE substantially prevails in such legal proceeding, You shall be responsible for reimbursing ICE for its litigation expenses, including reasonable attorney’s fees, involved in such legal proceeding.

The arbitration provision in this paragraph is accepted by both parties:

Your Initials:	ALW	Initials of ICE Representative:

10. At-Will Employment

Your employment relationship is “at-will,” which means that either You or ICE may terminate the employment relationship at any time with or without cause, and for any lawful reason at any time, without advance notice. There is no guarantee for You to be employed for any particular period of time.

11. Miscellaneous

This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia; provided, however, that if you primarily reside and work in the State of California, then California law shall apply. Each of the provisions of this Agreement shall be deemed separate and severable each from the other. In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason by final judgment of a court of competent jurisdiction, this Agreement shall be deemed amended by modifying or deleting, as necessary, the invalid or unenforceable provisions or portions and the remaining provisions or portions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law. This Agreement may be enforced by ICE, any of its affiliates or subsidiaries, and any successor in interest to ICE (whether by merger, sale of assets, or otherwise). If Bakkt, LLC ceases to be a subsidiary or affiliate of ICE, (i) Your employment with ICE shall be deemed to have terminated for purposes of Sections 3, 4, 5, 6 and 7 of this Agreement and (ii) the terms of this Agreement shall continue between You and Bakkt, LLC until such time as this Agreement is superseded by a new Agreement between You and Bakkt, LLC. The existence or claimed existence of any claim by You against ICE shall not serve as a defense to the enforcement by ICE of any of the covenants contained in this Agreement.

Nothing in this Agreement, including the provisions of Sections 2 (confidentiality) or 9 (dispute resolution), shall prohibit you from responding truthfully to a valid subpoena or from filing a charge with, or participating in any investigation or proceeding conducted by, or making reports of possible or suspected violations of law or regulation to, a governmental agency, regulatory body or other law enforcement entity, or from making other disclosures that are protected under any law or regulation, or require you to notify ICE or obtain its authorization prior to doing so.

Upon the termination of your employment with the Company for any reason, you may no longer represent yourself in any context as an employee of the Company. This means that, among other things, you should update any references to your Company affiliation in social media sites controlled by you (such as a LinkedIn profile).

We believe these matters are important, both to you as an employee and to us as an employer. We require that you signify your agreement by signing below and by initialing the Dispute Resolution paragraph above.

Receipt and Employee Agreement

I acknowledge receipt of ICE’s Terms of Employment. I understand them and agree to comply with them and am entering into them voluntarily and without any duress or undue influence by the Company or anyone else. I understand the terms, consequences, and binding effect of this Agreement and fully understand it, including that I am waiving all rights to a jury trial. I understand and agree that the provisions of this document set forth the conditions of my employment with ICE, and any other subsidiary of ICE by whom I may become employed, and that I may be subject to discipline or termination of employment if I fail to comply with them. I further understand and agree that some of the provisions of this document (and/or Company policies that are incorporated by reference in this document) impose obligations that continue beyond the end of my employment, and that these are contractual provisions that may be enforced by a court or arbitrator. I acknowledge that the consideration described above in the introductory paragraph of this document, whether provided by Bakkt, LLC. or any other ICE subsidiary by whom I may become employed, is sufficient for the covenants and obligations contained in this document (including, without limitation, the obligations that continue beyond the end of my employment). I also understand that while other terms of employment, policies or procedures may exist and be changed from time to time, the conditions set forth herein, including those concerning at-will employment, are not subject to change absent a written agreement expressly so providing, signed by the Chief Executive Officer or General Counsel of the Company.

Accepted and agreed:

/s/ Adam White
Adam White

10/3/18
Date